FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                02 January, 2007


                               File no. 0-17630


                              Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company



                           CRH plc ("the Company")
                            -----------------------

The Company received notification on 29th December 2006 from Bank of Ireland Asset Management Limited that, as at 27th December 2006, they had an interest in 37,933,084 Ordinary Shares of CRH plc, representing 6.98 per cent of the Company's issued Ordinary Share Capital. The notification states:


"Of this holding


  - 18,532 units are registered in the name of Vidacos Nominees Limited (FGN),
  - 569,262 units are registered in the name of the BNY Custodial Nominees Limited,
  - 69,180 units are registered in the name of Mellon Nominees Limited,
  - 1,796,255 units are registered in the name of Nortrust Nominees Ltd,
  - 495,284 units are registered in the name of Roy Nominees Limited,
  - 48,301 units are registered in the name of Euroclear Nominees Limited, and
  - 34,936,270 units are registered in the name of Bank of Ireland Nominees Ltd as registered owner only, on behalf of a range of clients each of whom are the beneficial owner of a portion of the holding."




Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date: 02 January, 2007


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director